Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

In the middle of August the company submitted answers to questions from EMA (European Medicines Agency) regarding Apealea. The application is being processed and notification from EMA is expected shortly. Preparations for a pre-submission meeting and filing with the U.S. Food and Drug Administration (FDA) are ongoing in parallel. In April 2016, Paclical/Apealea reported that all endpoints of the phase III study on ovarian cancer had been achieved with positive results, which serves as a basis for submissions to authorities.

In Russia the company’s new partner Hetero Group has begun to work actively on the marketing of Paclical, which is the only water-soluble formulation of paclitaxel that can be administered at a higher dose and which is reimbursed by the Russian health insurance system. Substantial efforts have already been made at oncology congresses as well as directly to inform and educate cancer clinicians regarding the product. These efforts will be intensified with Hetero. The company is working on a new long-term major strategic and structural solution together with Hetero to enable distribution and marketing of Paclical to take off and the first order has already come in during August. Hetero also has the rights to Doxophos, which received market approval in August. Management stands by its conviction concerning the great market potential for Paclical in Russia and the CIS.

Oasmia has made a decision to transfer all assets in the veterinary medicine area to its currently wholly-owned subsidiary in the US. In order to do this, this part of the business has been separately valued by an external party, who set the value of the products Paccal Vet and Doxophos Vet in the range of MSEK 660 to 720. At the same time the company has engaged an American investment bank in the work of externally financing the veterinary part. The principal market for this kind of treatment is in the US and it is also in the US that potential collaboration partners are to be found.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with slightly less than 250,000 new annual cases globally. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

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Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. A clinical phase I study and a safety and tolerance study are currently in progress.

The clinical phase I study with Docecal is being performed in three countries. Patient recruitment began in September 2016 after approval by regulatory authorities and ethics committees. The safety and tolerance study began patient recruitment in March 2016.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with existing drugs based on the same active ingredient.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company has created an internal project group for the continued development of this substance. In parallel, the company is also looking for a partner with whom Oasmia can drive this forward.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

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ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet was granted conditional approval by the U.S. Food and Drug Administration, FDA, for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma.

The company's main objective is to successfully expand product distribution and to reach out to a larger number of veterinary clinics. Paccal Vet has previously been available to a limited number of specialists in veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study to confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. We expect the results of the study to be reported in the autumn of 2017.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

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THE COMPANY

The company has entered into a new exclusive marketing and distribution agreement

Oasmia has entered into a new exclusive marketing and distribution agreement with Hetero Group regarding Russia and the rest of the CIS. Hetero is an international pharmaceutical Group with over 15,000 employees and a presence in over 100 countries that focuses on research, development, manufacturing and commercialization of a wide range of pharmaceuticals.

Decision taken to transfer the company’s veterinary assets

The Board has made a decision to transfer the company’s veterinary assets to its American subsidiary and appointed a New York-based investment bank to assist in the evaluation of financial and strategic alternatives for these. An independent valuation, carried out by one of the four large global audit firms, has assessed that the market value of the company’s intellectual property rights regarding Oasmia’s cancer products for animals, Paccal Vet and Doxophos Vet, is in the range of MSEK 660 to 720.

Capital markets day held on June 15

The company held a well-attended capital markets day in Stockholm on June 15 where we discussed the market and the strategy for the company’s human and veterinary products.

Oasmia has carried out a rights issue of MSEK 163.9

The proceeds from the rights issue totalled approximately MSEK 163.9 (minus issue-related expenses). The rights issue will increase Oasmia’s share capital by SEK 5,043,926.60 to SEK 17,653,743.20 when it is complete. The number of shares will increase by 50,439,266 to 176,537,432 shares. At the end of the quarter the entire issue had not yet been completely paid for or registered at the Swedish Companies Registration Office.

Previous convertible debt instruments replaced with new debt

The convertible programme that matured on June 9, 2017 has been replaced by debt in the form of non-negotiable promissory notes. The total amount of the new debt corresponds to the previous convertible instruments’ nominal amount, that is SEK 42 million in total. Of these promissory notes, TSEK 9,500 was repaid later on in the quarter at the same time as a new promissory note of TSEK 1,000 arose. At July 31 there were non-negotiable promissory notes totalling TSEK 33,500. The term of the new debt is up to one (1) year, but the debt may be pre-paid by Oasmia before it falls due. Interest on the debt accrues from June 9, 2017 at a rate of 8.5% annually and thus corresponds to the interest rate for the convertible instruments.

New warrants issued in accordance with the resolution adopted at an Extraordinary General Meeting

A total of 4,418,182 warrants have been acquired by the company’s employees, 2,168,182 by the management team and other key persons and 2,250,000 by the Board (except for the Board members connected with the issuer, Alceco International S.A). If the warrants are fully exercised, the share capital will increase by SEK 441,818. Oasmia Incentive AB still holds 2,331,818 warrants. These warrants are intended to be held by the subsidiary so that they can be offered to new company employees and Board members, as previously communicated.

Update of the OAS-12DOC-BIO study given

Due to reporting in the EU Clinical Trials register, the company clarified that work at one of the participating clinics in the study has been terminated. This does not affect the ongoing study, which is proceeding as planned.

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Share price performance during the quarter (SEK)

NASDAQ Stockholm

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EVENTS AFTER CLOSING DAY

New market approval

Oasmia has received market approval for Doxophos in Russia, an important milestone after having recently changed marketing and distribution partner to Hetero Group. Doxophos is approved as a hybrid and is a unique nanoparticulate formulation of doxorubicin, one of the most commonly used anti-cancer substances in the world. Use of Doxorubicin includes treatment of large indications such as lung, breast and prostate cancer. Doxorubicin is the active substance in a family of oncology products including Adriamycin® and Doxil®, amongst others, sales of which are estimated to have amounted to MUSD 800 in 2015 and are expected to increase to USD 1.4 billion in 2024. As with Oasmia’s first cancer drug, Paclical, Hetero Group is responsible for marketing and distribution of Doxophos in Russia.

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FINANCIAL INFORMATION1

Consolidated income statement in brief

	2017	2016	2016/17
TSEK	May-Jul	May-Jul	May-Apr
Net sales	20	36	172
Change in inventories of products in progress and finished goods	(8)	378	(1,405)
Capitalized development costs	2,204	1,680	7,023
Other operating income	34	209	420
Operating expenses	(30,670)	(34,647)	(146,691)
Operating income (loss)	(28,421)	(32,343)	(140,481)
Net income (loss) for the period	(31,713)	(36,921)	(160,243)
Earnings (loss) per share, before and after dilution in SEK*	(0.23)	(0.33)	(1.39)
Comprehensive income (loss) for the period	(31,715)	(36,912)	(160,230)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

FIRST QUARTER

May 1 – July 31, 2017

Net sales

Net sales amounted to TSEK 20 compared to TSEK 36 in the first quarter previous year and consisted of revenues from sales of supplies.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (8) during the quarter compared to TSEK 378 in the first quarter previous year. The outcome the previous year derived from production of goods that were planned to be sold on the Russian market.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,204 compared to TSEK 1,608 in the first quarter previous year. The capitalized development costs during the quarter are attributable in their entirety to Paclical. The Paccal Vet studies did not have any activity during the quarter. The corresponding quarter the previous year Paclical accounted for TSEK 1,550 of the capitalization and Paccal Vet for TSEK 130.

Other operating income

Other operating income amounted to TSEK 34 compared to TSEK 209 in the first quarter previous year.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding quarter the previous year and amounted to TSEK 30,670 compared to TSEK 34,647 in the first quarter previous year. The decrease is mainly attributable to lower personnel costs, which in turn are attributable to the company’s rationalization programme.

The number of employees at the end of the quarter was 61 compared to 77 in the first quarter previous year. The decrease in the number of employees is primarily due to the company’s rationalization programme.

Net loss for the quarter

The net loss after tax was TSEK 31,713 compared to TSEK 36,921 in the first quarter previous year. The improvement in the net loss was primarily attributable to lower personnel costs. Furthermore, net financial items for the quarter involved an improvement, TSEK (3,292) compared to TSEK (4,579) in the first quarter previous year, which is attributable to the lower interest-bearing liabilities this year, see “Financial position” below.

1 Figures within parentheses represent negative amounts.

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The activities of the Oasmia Group were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 39,950 compared to TSEK 38,586 in the first quarter previous year. The difference compared to last year is primarily explained by higher interest paid, which was compensated to some extent, however, by lower personnel costs, see above.

The cash outflow from investing activities was TSEK 2,651 compared to TSEK 1,972 in the first quarter previous year. Investments in the quarter comprised investments in intangible assets of TSEK 2,521 compared to TSEK 1,680 in the first quarter previous year and consisted of capitalized development costs of TSEK 2,204 compared to TSEK 1,680 in the first quarter previous year and of patents of TSEK 317 compared to TSEK 0 in the first quarter previous year. Investments in property plant and equipment were TSEK 130 compared to TSEK 292 in the first quarter previous year.

Cash inflow from financing activities amounted to TSEK 143,005 compared to TSEK 37,327 in the first quarter previous year. Of the new share issue carried out in July, TSEK 152,045 had been received at July 31 and of the issue expenses that arose TSEK 539 had been paid. Convertible debt instruments of TSEK 42,000 matured during the quarter and were replaced at maturity by non-negotiable promissory notes. Of these TSEK 9,500 were repaid during the quarter. One further new loan of TSEK 1,000 was taken, see below.

Financing

Oasmia has a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 3.5 percent and matures on September 30, 2017. The company is in the process of renewing or replacing this loan and estimates that this, apart from any interest, will not be charged to the company's cash flow over the next 12 months.

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments mature on April 18, 2018, unless there is prior conversion, and carry interest of 8.5 percent. These convertibles can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

Relative to a bond loan, convertible debt instruments provide both the right to receive interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

In June 2017 convertible debt instruments of TSEK 42,000 matured, and upon maturity were replaced by non-negotiable promissory notes. Of these promissory notes, TSEK 9,500 was repaid later on in the quarter at the same time as a new promissory note of TSEK 1,000 was issued. At July 31, there were non-negotiable promissory notes of TSEK 33,500 in total carrying 8.5 percent interest and maturing on June 30, 2018.

In July 2017 a rights issue was carried out, whereby 50,439,266 shares were issued at a price of SEK 3.25 kronor per share, which generated new equity of TSEK 163,928, minus issue expenses. Of the new shares 46,782,942 had been paid for at July 31, in total TSEK 152,045. Issue expenses of TSEK 15,665 arose in connection with the new share issue.

During the quarter 4,418,812 warrants were issued to the Board and management team at SEK 0.22 per warrant, which generated increased equity of TSEK 972 for Oasmia.

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Outstanding warrants

As of July 31, 2017, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, Board and management	4,418,182	4,418,182
Warrants which can be converted to one share, others	140,352	140,352
Convertibles	26	3,250,000
Maximum number of shares		11,650,784

These instruments do not entail any dilution effect as of July 31, 2017, but may do so in the future.

Financial position

The consolidated liquid assets at the end of the quarter totalled TSEK 128,406 compared to TSEK 22,987 in the first quarter previous year. The company has TSEK 0 invested in short-term interest funds compared to TSEK 20,029 in the first quarter previous year, of which TSEK 0 is frozen as security for a bank loan compared to TSEK 20,000 in the first quarter previous year. Interest-bearing liabilities were TSEK 160,806 and consist of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 176,829 and consisted of a loan from Nexttobe, bank loans and convertible debt instruments.

Unutilized bank credit facilities at the end of the quarter amounted to TSEK 5,000 with a bank compared to TSEK 5,000 in the first quarter previous year and TSEK 40,000 with the principal owner Alceco International S.A. compared to TSEK 40,000 in the first quarter previous year

At the end of the quarter equity amounted to TSEK 406,007 compared to TSEK 289,584 in the first quarter previous year, the equity/assets ratio was 65% compared to 56% in the first quarter previous year and the net debt/equity ratio was 8% compared to 46 % in the first quarter previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at July 31, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

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Key ratios and other information

	2017	2016	2016/17
	May-Jul	May-Jul	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands*	172,881	109,353	128,620
Weighted average number of shares, before and after dilution, in thousands*	136,675	109,353	115,254
Earnings (loss) per share, before and after dilution, SEK*	(0.23)	(0.33)	(1.39)
Equity per share, SEK*	2.35	2.65	2.33
Equity/assets ratio, %	65	56	58
Net liability, TSEK	32,400	133,813	140,724
Net debt/equity ratio, %	8	46	47
Return on total assets, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Number of employees at the end of the quarter	61	77	66

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

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Financial Statements (Unaudited)

Consolidated income statement

		2017	2016	2016/17
TSEK	Note	May-Jul	May-Jul	May-Apr
Net sales		20	36	172
Change in inventories of products in progress and finished goods		(8)	378	(1,405)
Capitalized development costs		2,204	1,680	7,023
Other operating income		34	209	420
Raw materials, consumables and goods for resale		(327)	(266)	(2,984)
Other external expenses		(16,543)	(17,925)	(79,904)
Employee benefit expenses		(12,684)	(15,315)	(59,295)
Depreciation, amortization and impairment		(1,116)	(1,141)	(4,508)
Operating income (loss)		(28,421)	(32,343)	(140,481)

Financial income		28	26	85
Financial expenses		(3,320)	(4,604)	(19,847)
Financial income and expenses, net		(3,292)	(4,579)	(19,762)

Income (loss) before taxes		(31,713)	(36,921)	(160,243)

Taxes	2	-	-	-
Income (loss) for the period		(31,713)	(36,921)	(160,243)

Income (loss) for the period attributable to:
Parent Company shareholders		(31,713)	(36,921)	(160,243)

Earnings (loss) per share, before and after dilution, SEK*		(0.23)	(0.33)	(1.39)

Consolidated statement of comprehensive income

		2017	2016	2016/17
TSEK	Note	May-Jul	May-Jul	May-Apr
Income (loss) for the period		(31,713)	(36,921)	(160,243)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		(2)	9	13
Total other comprehensive income (loss)		(2)	9	13
Comprehensive income (loss) for the period		(31,715)	(36,912)	(160,230)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(31,715)	(36,912)	(160,230)

Comprehensive earnings (loss) per share, before and after dilution, SEK *		(0.23)	(0.33)	(1.39)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

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Consolidated statement of financial position

TSEK	Note	Jul 31, 2017	Jul 31, 2016	Apr 30, 2017
ASSETS
Non-current assets
Property, plant and equipment		17,685	20,619	18,368
Capitalized development costs	3	419,126	411,580	416,922
Other intangible assets		36,185	11,641	36,171
Financial non-current assets		2	2	2
Total non-current assets		472,998	443,842	471,464

Current assets
Inventories	4	13,450	16,918	13,685
Accounts receivable		-	5,078	35
Other current receivables		1,859	2,794	1,390
Prepaid expenses and accrued income		6,212	5,226	7,008
Short-term investments	5	-	20,029	-
Cash and cash equivalents		128,406	22,987	28,001
Total current assets		149,927	73,031	50,119

TOTAL ASSETS		622,925	516,872	521,583

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		17,288	10,721	11,904
Non-registered share capital		366	-	706
Other capital provided		1,206,927	942,403	1,074,619
Reserves		(7)	(9)	(6)
Retained earnings including income (loss) for the period		(818,566)	(663,531)	(786,853)
Total equity		406,007	289,584	300,371

LIABILITIES
Current liabilities
Liabilities to credit institutions		-	20,000	-
Convertible debt instruments		24,887	62 ,434	66,307
Other short-term borrowings		135,919	94,395	102,419
Accounts payable		19,147	22,855	20,837
Other current liabilities		16,154	2,571	5,356
Accrued expenses and deferred income		20,812	25,034	26,294
Total current liabilities		216,918	227,288	221,212

Total liabilities		216,918	227,288	221,212

TOTAL EQUITY AND LIABILITIES		622,925	516,872	521,583

Any contingent liabilities and pledged assets are reported in note 7

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Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non- registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity
Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,052
Income (loss) for the period	-	-	-	-	(36,921)	(36,921)
Other comprehensive income (loss)	-	-	-	9	-	9
Comprehensive income (loss) for the period	0	0	0	9	(36,921)	(36,912)
Equity component in issue of convertible debt instruments	-	-	442	-	-	442
Closing balance as of July 31, 2016	10,721	0	942,403	(9)	(663,531)	289,584

Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,052
Income (loss) for the year	-	-	-	-	(160,243)	(160,243)
Other comprehensive income (loss)	-	-	-	13	-	13
Comprehensive income (loss) for the year	0	0	0	13	(160,243)	(160,230)
Equity component in issue of convertible debt instruments	-	-	1,152	-	-	1,152
New share issues	1,183	706	135,111	-	-	137,000
Issue expenses	-	-	(3,605)	-	-	(3,605)
Closing balance as of April 30, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371
Income (loss) for the period	-	-	-	-	(31,713)	(31,713)
Other comprehensive income (loss)	-	-	-	(2)	-	(2)
Comprehensive income (loss) for the period	0	0	0	(2)	(31,713)	(31,715)
Warrants	-	-	972	-	-	972
New share issues	5,384	(340)	147,001	-	-	152,045
Issue expenses	-	-	(15,665)	-	-	(15,665)
Closing balance as of July 31, 2017	17,288	366	1,206,927	(8)	(818,566)	406,007

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Consolidated cash flow statement

		2017	2016	2016/17
TSEK	Note	May-Jul	May-Jul	May-Apr
Operating activities
Operating income (loss) before financial items		(28,421)	(32,343)	(140,481)
Adjustments for non-cash items		1,116	1,141	15,310
Interest received		28	3	92
Interest paid		(4,026)	(138)	(2,515)
Cash flow from operating activities before working capital changes		(31,302)	(31,337)	(127,595)

Change in working capital
Change in inventories		235	(280)	(2,783)
Change in accounts receivable		35	(175)	(198)
Change in other current receivables		328	(3,205)	(3,584)
Change in accounts payable		(2,385)	(4,381)	(6,616)
Change in other current liabilities		(6,860)	792	7,764
Cash flow from operating activities		(39,950)	(38,586)	(133,011)

Investing activities
Investments in intangible assets		(2,521)	(1,680)	(7,445)
Investments in property, plant and equipment		(130)	(292)	(516)
Disposal of short-term investments	5	-	-	20,000
Cash flow from investing activities		(2,651)	(1,972)	12,038

Financing activities
Reduction of liabilities to credit institutions		-	-	(20,000)
Borrowings		1,000	-	-
Repayments of loans		(9,500)	-	-
Convertible debt instruments		-	42,000	84,000
Repayment of convertible debt instruments		-	-	(2,000)
New share issues		152,045	-	70,000
Issue expenses		(539)	(4,673)	(9,245)
Cash flow from financing activities		143,005	37,327	122,755

Cash flow for the period		100,405	(3,231)	1,782
Exchange rate differences in cash & cash equivalents		0	10	10
Cash and cash equivalents at beginning of the period		28,001	26,208	26,208
Cash and cash equivalents at end of the period		128,406	22,987	28,001

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2017
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Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods are unchanged compared to those described in the Annual Report for the financial year May 1, 2016 – April 30, 2017.

New or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2017 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the loan from Nexttobe and the convertible debt instruments. The fair values for these amount to TSEK 103,372 and TSEK 26,327 respectively. The Group currently has only one operating segment and therefore does not disclose any segment information.

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous financial years and this financial year, amounting to TSEK 925,092 compared to TSEK 760,273 in the first quarter previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Jul 31, 2017	Jul 31, 2016	Apr 30, 2016
Paclical	309,851	301,637	307,647
Paccal Vet	109,275	109,943	109,275
Total	419,126	411,580	416,922

Note 4 Inventories

TSEK	Jul 31, 2017	Jul 31, 2016	Apr 30, 2016
Acquisition value

Raw materials and consumables	5,354	7,031	5,581
Products in progress	8,096	4,515	8,104
Finished products	-	5,372	-
Total	13,450	16,918	13,685

Goods have been expensed or written down as follows:

	2017	2016	2016/17
TSEK	May-Jul	May-Jul	May-Apr
Goods expensed	-	-	-
Goods written down	-	-	5,736

Note 5 Short-term investments

Liquid assets not utilized in daily operations have been invested in interest funds that invest in safe interest bearing securities and other fixed income instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been recorded as Short(term investments in the balance sheet and have been valued at fair value.

As of July 31, 2017, no short-term investments existed.

Note 6 Transactions with related parties

At July 31, 2017, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 in the first quarter previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of July 31, 2017, it was completely unutilized, which was also the case as of July 31, 2016.

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged Oasmia for administrative expenses for these patents during the quarter. The amount invoiced was TSEK 166 compared to TSEK 0 in the first quarter previous year.

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During the quarter a shareholders’ contribution was provided to the wholly owned subsidiary Oasmia Incentive AB (formerly Oasmia Animal Health AB). This comprised 4,418,182 warrants with a total carrying amount of TSEK 972. These warrants have been sold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and management in accordance with the resolution adopted at an Extraordinary General Meeting on June 2, 2017 regarding the issue of warrants.

No other material transactions with related parties occurred during the quarter beyond remuneration provided to members of the Board and employees.

Note 7 Contingent liabilities and pledged assets

The Parent Company has made a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately MSEK 10 in the event of a negative outcome of a potential legal dispute.

Note 8 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2016 – April 30, 2017. No further risks have occurred during the period.

Note 9 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at July 31, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2017
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The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the Group activities, position and result and describes essential risks and uncertainty factors that the Group face.

Uppsala, September 1, 2017

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board

Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on September 1, 2017.

This report has not been the subject of review by the company's auditors.

Annual General Meeting

The Annual General Meeting will be held on September 25, 2017 in the company offices in Uppsala. A notice for the Meeting was distributed on Friday August 25th, which was within four weeks before the Meeting. For more information, see the company website www.oasmia.com

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2017
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FUTURE REPORT DATES

Interim report May – October 2017	December 1, 2017
Interim report May 2017 – January 2018	March 2, 2018
Year-end report May 2017 – April 2018	June 8, 2018
Interim report May – July 2018	August 31, 2018
Interim report May – October 2018	November 30, 2018

Oasmia Pharmaceutical AB (publ) – Interim report May – July 2017
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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona have been translated into U.S. dollars at the closing rate as per July 31, 2017 which was 8.0752 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2017	2016	2016/17
$ thousand if nothing else is stated	May - July	May - July	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	172,881	109,353	128,620
Weighted average number of shares, before and after dilution, in thousands	136,675	109,353	115,254
Earnings (loss) per share, before and after dilution, in $	(0.03)	(0.04)	(0.17)
Equity per share, $	0.29	0.33	0.29
Equity/Assets ratio, %	65	56	58
Net debt	4,012	16,571	17,427
Net debt/Equity ratio, %	8	46	47
Number of employees at the end of the period	61	77	66

Consolidated income statement in brief
Net sales	2	4	21
Capitalized development cost	273	208	870
Operating income (loss)	(3,519)	(4,005)	(17,397)
Financial income and expenses - net	(408)	(567)	(2,447)
Income (loss) before taxes	(3,927)	(4,572)	(19,844)
Income (loss) for the period	(3,927)	(4,572)	(19,844)
Comprehensive income (loss) for the period	(3,927)	(4,571)	(19,842)

Consolidated statement of financial position in brief
Total non-current assets	58,574	54,964	58,384
Total current assets	18,566	9,044	6,207
Total assets	77,141	64,007	64,591
Total equity	50,278	35,861	37,197
Total current liabilities	26,862	28,146	27,394
Total liabilities	26,862	28,146	27,394
Total equity and liabilities	77,141	64,007	64,591

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(3,519)	(4,005)	(17,397)
Cash flow from operating activities before changes in working capital	(3,876)	(3,881)	(15,801)
Cash flow from operating activities	(4,947)	(4,778)	(16,472)
Cash flow from investing activities	(328)	(244)	1,491
Cash flow from financing activities	17,709	4,622	15,202
Cash flow for the period	12,434	(400)	221
Cash and cash equivalents at end of the period	15,901	2,847	3,468